UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2016

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding General Shareholders’ Extraordinary Meeting to be held May 2, 2016

An extraordinary General Shareholders’ meeting has been summoned for May 2, 2016 pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

General Shareholders’ Extraordinary Meeting

Summoning

The President of Grupo Aval Acciones y Valores S.A. summons the ordinary shareholders of the company to a General Shareholders’ Extraordinary Meeting that will take place on Monday, May 2, 2016 at 9:00 a.m., at the auditorium of Banco de Bogotá S.A., located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The agenda for the abovementioned meeting is the following:

1.	Quorum verification,

2.	Agenda,

3.	Appointment of a committee for approval of the minutes,

4.	Consolidated Financial Statements for the period ended December 31, 2015,

5.	Audit Report,

6.	Consideration and approval of the Consolidated Financial Statements for the period ended December 31, 2015,

Pursuant to legal and statutory regulations, the Financial Statements for the period ended December 31, 2015 and related legal documents, will be available for inspection of Shareholders during the legal term at the office of the General Secretary of the Company located at Carrera 13 N° 26A-47, Piso 26, Bogotá D.C.

Shareholders may be represented in the meeting with a written proxy including the representatives’ names, its substitutes, the dates, periods and meetings for which such proxy will be effective.

In order to obtain your certificate of assistance in advance, please confirm your assistance to Deceval at phone number 3077127 (in Bogotá) or 018000111901 (for the rest of the country). It is recommended that prior to the meeting; shareholders’ representatives file their proxies at Deceval’s offices located in Calle 24A No. 59-42, Tower 3, 6th floor, Bogotá D.C.

Luis Carlos Sarmiento Gutiérrez

President

Grupo Aval Acciones y Valores S.A.	Bogotá, April 8, 2016”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel